UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

North American Energy Partners Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

656844107
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656844107	13G/A	Page 2 of 6 Pages

1	Names of Reporting Persons Polar Asset Management Partners Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,484,716*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,484,716*
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,484,716*
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 10.39%*
12	Type of Reporting Person (See Instructions) IA

* The information set forth on this cover pages reflects information as of February 10, 2016. As of December 31, 2015, the Reporting Person may have been deemed to beneficially own 3,337,166 Common Shares, representing 9.95% of the outstanding Common Shares as of such time.

CUSIP No. 656844107	13G/A	Page 3 of 6 Pages

This Amendment No. 1 amends the statement on Schedule 13G filed on December 11, 2015 (as amended, the “Schedule 13G”) with respect to Shares of the Company (each as defined below). Capitalized terms not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1.

(a)	Name of Issuer:

The name of the issuer is North American Energy Partners Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at Suite 300, 188178 Stony Plain Road, Edmonton, Alberta T5S 0C2.

Item 2.

(a)	Name of Person Filing:

This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws on Ontario, Canada, which serves as the investment advisor to Polar Opportunities Master Fund, a Cayman Islands exempted company ("POMF"), and Polar Micro-Cap Fund, an open-ended investment trust created under the laws of the Province of Ontario pursuant to the terms of the trust agreement dated as of January 31, 2014 (“PMCF”), with respect to the Shares directly held by POMF and PMCF.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Reporting Person is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(c)	Citizenship:

The citizenship of the Reporting Person is set forth above.

(d)	Title and Class of Securities:

Common shares ("Shares")

(e)	CUSIP No.:

656844107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

CUSIP No. 656844107	13G/A	Page 4 of 6 Pages

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d -1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager registered with the Ontario Securities Commission and a broker-dealer registered with the Investment Industry Regulatory Organization of Canada.

Item 4.	Ownership

The percentages used herein are calculated based upon 33,528,901 Shares reported to be outstanding as of October 31, 2015 in the Company’s Report of Foreign Private Issuer on Form 6-K filed by the Company with the Securities and Exchange Commission on November 3, 2015.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

See Item 2. PMCF has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

CUSIP No. 656844107	13G/A	Page 5 of 6 Pages

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to investment fund managers and broker-dealers are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 656844107	13G/A	Page 2 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

POLAR ASSET MANAGEMENT PARTNERS INC.

/s/ Robyn Schultz
Name:	Robyn Schultz
Title:	Chief Compliance Officer